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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

June 26, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Rule 477 Request by Vertical Capital Investors Trust (File Nos. 333-171279 and 811-22507) to withdraw the amendment to the Registration Statement on From N-1A with respect to the
Vertical Capital MLP & Energy Infrastructure Fund

Ladies and Gentlemen:
On behalf of our client, Vertical Capital Investors Trust (the "Trust"), we request, pursuant to Rule 477 to the Securities Act of 1933, the withdrawal of Post Effective Amendment No. 18 to the Trust's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on April 8, 2015, EDGAR Accession Number: 0001508033-15-000016. The Trust is requesting the withdrawal as it intends to file a subsequent post-effective amendment under Rule 485(a) containing additional material changes to the Fund's Prospectus and Statement of Additional Information.  No securities were issued or sold pursuant to the amendment.
If you have any questions concerning the foregoing, please contact the undersigned at 404.817.8731.

Yours truly,

/s/ Terrence O. Davis
Terrence O. Davis

cc:	Jay Williamson Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549